

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

J. Michael French
Director, President, and Chief Executive Officer
MDRNA, Inc.
3830 Monte Villa Parkway
Bothell, Washington 98021

     Re: MDRNA, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Form 10-Q for the Quarter Ended March 31, 2010
            File No. 000-13789

Dear Mr. French:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
RNAi Partnering and Licensing Agreements, page 7

1. Please expand your disclosure of your agreement with F. Hoffmann-La Roche to provide all material terms of this agreement, including, a range of royalties (e.g. low single digits or a range that does not exceed ten percent), term and termination provisions. Please also expand your disclosure of your agreement with Novartis Institutes for BioMedical Research to disclose the term and termination provisions.

2. On page 20, you disclose that you are dependent on licenses from third parties for your key technologies relating to fundamental RNAi technologies. On page 7, you disclose that you have entered into in-license or collaboration agreements with the following third parties:

- University of Michigan;
- Dr. Pirjo Laakkonen and the Biomedicum Helsinki;
- Ribotask ApS; and
- University of British Columbia/Vancouver Prostate Centre.

It appears that you may be substantially dependent on these agreements. Please file copies of these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, please revise your disclosure to describe the material terms of these agreements, including, but not limited to aggregate payments made to date, a range of royalty rates (e.g. low single digits or a range that does not exceed ten percent), aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that these agreements are not required to be filed.

Proprietary Rights and Intellectual Property, page 8

3. You disclose that you own or control seven issued or allowed patents. Please expand your disclosure to include the expiration dates and jurisdictions of those patents.

Legacy Intranasal Technologies and Therapeutics, page 9

4. Please expand your disclosure of your license agreement with Amylin Pharmaceuticals to provide all material terms of this agreement, including, a range of royalties (e.g. low single digits or a range that does not exceed ten percent), term and termination provisions. Please also file a copy of your January 2009 amendment to your 2006 License Agreement with Amylin Pharmaceuticals pursuant to Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Fair Value Liability for Price Adjustable Warrants, page 32

5. You recognized a $2.5 million gain in the year ended December 31, 2009, and a $2.7 million loss in the quarterly period ended March 31, 2010 related to the change in fair value liability for price adjustable warrants. Please revise your disclosure to include the following:
   - Within your critical accounting policies and estimates in management's discussion and analysis, the effects that reasonably likely changes in certain conditions and in your assumptions would have on your results of operations;
   - Within your results of operations in management's discussion and analysis, the underlying reasons for the gain in the year ended December 31, 2009, and the loss in the quarterly period ended March 31, 2010. Specifically, address how changes in underlying assumptions or valuation methods contributed to the change in fair value; and
   - Within your notes to consolidated and condensed consolidated financial statements, your assumptions, in quantitative terms, that you used to estimate the fair value of

> your liability for price adjustable warrants for the year ended December 31, 2009, and the quarterly period ended March 31, 2010.

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 9 – Intellectual Property and Contractual Agreements, page 64</u>

6. Please revise your disclosure of each contractual agreement to include your cash obligations under each agreement. At a minimum, disclose aggregate payments due under each agreement, their timing, and events triggering their payment. Where uncertainties prevent making a reasonable estimate of the obligations, explain those uncertainties. Please also address this comment for any new agreements in your Form 10-Q for the quarter ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant